Broadcom Inc. – List of Significant Subsidiaries
As of October 31, 2021

Name of Subsidiary	Country of Incorporation
Avago Technologies International Sales Pte. Limited	Singapore
Avago Technologies U.S. Inc.	Delaware (U.S.A.)
Avago Technologies Wireless (U.S.A.) Manufacturing LLC	Delaware (U.S.A.)
Broadcom Corporation	California (U.S.A.)
Broadcom Singapore Pte. Ltd.	Singapore
CA, Inc.	Delaware (U.S.A.)
CA Europe Sárl	Switzerland
LSI Corporation	Delaware (U.S.A.)